VS HOLDINGS, INC.

2101 91st Street

North Bergen, New Jersey 07047

October 14, 2009

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	VS Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 30, 2009

File No. 333-160756

Annual Report on Form 10-K/A for the Fiscal Year Ended December 29, 2008

Filed September 30, 2009

Quarterly Report on Form 10-Q/A for the Period Ended March 28, 2009

Filed September 30, 2009

Quarterly Report on Form 10-Q/A. for the period ended June 27, 2009

Filed September 30, 2009

File No. 333-134983-02

Dear Mr. Owings:

On behalf of VS Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 4 (the “Amendment”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on July 23, 2009 (as amended, the “Registration Statement”). A copy of the Amendment has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by us for a period of five years.

The Amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. James M. Sander, the Vice President, General Counsel and Corporate Secretary of the Company, dated October 9, 2009, from the staff of the Commission (the “Staff”). In addition, the Amendment updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

H. Christopher Owings

United States Securities and Exchange Commission

October 14, 2009

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Staff’s comment: We acknowledge the supplemental materials that you furnished to us in response to comment two of our letter dated September 25, 2009. However, it is not apparent from the census information that you provided the manner in which you determined the number of persons age 50 and older for 2008 and 2018, or the overall population growth rate during that period of time. In addition, it does not appear that you provided the documentation in which NBJ states that the VMS industry is highly fragmented, with no single industry participant accounting for more than 4% of industry sales in 2007. Please provide this information, appropriately marked to highlight the sections relied upon.

Response: In response to the Staff’s comment, the Company advises the Staff that it is providing the Staff supplementally herewith materials clarifying the census information used by the Company to determining the number of persons age 50 and older for 2008 and 2018 and the overall population growth rate during that period of time. In addition, the supplemental materials show the analysis used by the Company to support its assertion that the VMS industry is highly fragmented.

2.	Staff’s comment: We note your response to comment three in our letter dated September 25, 2009. The information presented, however, continues to be duplicative and in many cases verbatim information that is properly presented in the latter parts of the prospectus. Please revise to provide a brief overview of the key aspects of the offering. We particularly note your industry description, your competitive strengths and your description of management in two places. We also note that you have different dollar amounts regarding sales of nutritional supplements on pages 1 and 50.

Response: In response to the Staff’s comment, the Company has further revised the Prospectus Summary in the Registration Statement to condense the overview of the key aspects of the offering, and in particular to remove duplicative disclosure and reduce the industry description, competitive strengths and description of management contained therein. The Company has also removed the description of its entry into a new credit facility in the Recent Developments subsection of this section, as this disclosure is also contained in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - 2009 Revolving Credit Facility.” In addition, the Company has revised this section to conform the dollar amounts for nutritional supplement sales.

H. Christopher Owings

United States Securities and Exchange Commission

October 14, 2009

Recent Developments, page 4

3.	Staff’s comment: We note your disclosures that you entered into a new revolving credit facility and simultaneously terminated the credit facility that you entered into November 15, 2005. In that regard, tell us and disclose in more detail the significant terms of this new facility, including the conditions under which the facility may be terminated in August 2012. Also tell us and disclose your business reason(s) for entering into the new facility and terminating the previous facility, given that the interest rate terms of the new facility as disclosed here appear to be higher than those of the previous facility as disclosed on page 47.

In addition, provide a footnote to the pro forma balance sheet on page 23 to describe the above recent development with respect to your revolving credit facility.

Response: In response to the Staff’s comment, the Company advises the Staff that we entered into the 2009 revolving credit facility to obtain an additional two years of liquidity beyond the termination date of our previous facility. In doing so we incurred an incremental borrowing rate of 1% as compared to our prior credit facility.

The 2009 revolving credit facility will terminate if at any time on or after August 15, 2012 the sum of all amounts owed under our Notes is greater than the sum of our cash and cash equivalents plus excess availability (as defined) under the 2009 revolving credit facility, subject to certain limitations.

In addition, the Company has revised the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - 2009 Revolving Credit Facility” to provide additional disclosure of the terms of the 2009 revolving credit facility.

Unaudited Pro Forma Condensed Consolidated Financial Statements Condensed Consolidated Balance Sheets June 27 2009

4.	Staff’s comment: We note your response to comment eight in our letter dated September 25, 2009. Please re-label the column heading as VS Parent, Inc. instead of Adjustments for VS Parent, Inc. and disclose how you derived the unaudited VS Parent, Inc. financial statements in the introductory paragraph of the section.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to re-label the referenced column heading and to disclose how we derived the unaudited VS Parent, Inc. financial statements.

H. Christopher Owings

United States Securities and Exchange Commission

October 14, 2009

Selected Historical Consolidated Financial Data, pages 26-27

5.	Staff’s comment: Please provide pro forma earning per share data similar to your pro forma earning per share data disclosed elsewhere in the filing.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide pro forma earnings per share data in the referenced section.

Notes to Consolidated Financial Statements. page F-7

3. Summary of Significant Accounting Policies, page F-7

Goodwill and Other Intangible Assets. page F-8

6.	Staff’s comment: We note your response to comment 12 in our letter dated September 25, 2009. We believe your disclosure in footnote 3 should be revised to be consistent with your MD&A on page 31.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to make the disclosure in the referenced footnote 3 to be consistent with our MD&A.

Exhibits

7.	Staff’s comment: Please note that the filing status of Exhibit 23.2 should correspond to the filing status of Exhibit 5.1. Please revise.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to conform the filing status of Exhibit 23.2 to that of Exhibit 5.1.

*        *        *        *        *

H. Christopher Owings

United States Securities and Exchange Commission

October 14, 2009

In addition, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (201) 624-3440.

Sincerely,

/s/ James M. Sander
James M. Sander
Vice President, General Counsel and Corporate Secretary

cc:	Richard L. Markee

Christian O. Nagler

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